Exhibit (a)(50)

FOR IMMEDIATE RELEASE	Media Contacts:	Tad Hutcheson
May 18, 2007		tad.hutcheson@airtran.com
678.254.7442
Investor Contacts:
Jennifer Shotwell		Judy Graham-Weaver
Or Alan Miller		judy.graham-weaver@airtran.com
Innisfree M&A Incorporated		678.254.7448
212.750.5833

AIRTRAN HOLDINGS, INC., MAILS PROXY MATERIALS FOR MIDWEST 2007 ANNUAL MEETING

- Shareholders Encouraged to Elect AirTran’s Slate of Nominees -

ORLANDO, Fla. (May 18, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent of AirTran Airways, announced today that it has mailed to Midwest Air Group (Amex: MEH) (“Midwest”) shareholders of record its proxy materials for the upcoming annual meeting of Midwest shareholders. AirTran has proposed a slate of three nominees, Jeffrey Erickson, Charles Kalmbach and John Albertine, to the Board of Directors of Midwest.

The proxy materials mailed to shareholders were accompanied by the following letter from Joe Leonard, Chairman and CEO of AirTran.

May 18, 2007

Dear Fellow Midwest Shareholder:

We were disappointed, but not surprised, when Midwest rejected AirTran’s substantially enhanced offer of $15.00 per share, made on April 2, 2007. Our offer represents a 65 percent premium to the $8.13 price that Midwest stock was trading at on December 12, 2006, the day before AirTran publicly disclosed its initial October 20, 2006, offer. Midwest’s rejection marks the third time that it has declined an AirTran offer, and once again, this decision affecting your pocketbook has been made without even bothering to meet with us to discuss the merits of the proposed AirTran and Midwest combination and the value such a combination would bring to the Midwest stakeholders.

We at AirTran do not believe Midwest’s management is serving the best interests of its constituents and, most importantly, you — the shareholders and owners of the Company. We

- more -

believe that current management is entrenched and currently has no intention of recommending a combination with AirTran—despite the clear benefits that a merger will provide to Midwest’s shareholders, employees, customers, and the communities it serves. Therefore, AirTran seeks your support to elect at the June 14th Annual Meeting of Midwest Shareholders three new nominees as board members whom we believe will better represent your interests in accordance with their duties under law.

We urge you to send Midwest’s management a message they cannot ignore—please vote to elect the three AirTran nominees on the enclosed BLUE proxy card TODAY —by telephone, by Internet or by signing, dating and returning the enclosed BLUE card in the postage-paid envelope provided.

Unfortunately, the current Midwest Board has demonstrated a lack of independence to date from management by continuing to reject AirTran’s offer despite compelling evidence that, by any measure—financial, network revenue and diversity, opportunities for employees, fleet plan, cost structure, growth for the greater Milwaukee region, and most significantly, the shareholder value creation model we have put forth—the proposed combination of the two airlines would generate significant value. Instead, the Midwest Board has, at least to date, “rubber stamped” management’s “stay the course, go it alone” plan. If you look at Midwest’s management’s record of substantial losses over the past five years, we believe you should ask yourself why anyone should trust this management team to deliver on yet another new plan. The best evidence of why not to have that trust resides in the results that Midwest reported for the 1st Quarter of this year – excluding special items, it lost more this year then it did during the 1st Quarter of last year and this is with its much touted new business plan.

In contrast to that flawed plan, AirTran’s proposed combination provides increased value to shareholders, additional jobs and more opportunities for advancement for current employees, and an increase in daily departures and destinations for the communities served by Midwest.

We also feel you should know, even as Midwest’s management believes you should not benefit from the significant premium and long-term value provided by AirTran’s offer, they have also taken actions that appear to fly in the face of good corporate governance. These actions include the following:

•

Promoting a “stay-the-course” plan that obfuscates the many uncertainties Midwest faces vis-à-vis the future competitive environment and will continue its track record of missing its own growth targets. You should know that Midwest’s 2007 projected earnings per share are nearly double the estimates of most Wall Street analysts.

•

Preventing AirTran from identifying additional value by refusing to have any discussions with us. It is hypocritical to claim that AirTran has undervalued Midwest while denying AirTran the basic “due diligence” that could lead to a higher offer.

•

Failing to tell shareholders, until required to do so by SEC disclosure regulations, that in December, in the midst of AirTran’s offer, the Board voted to increase each director’s annual retainer fee by 60% and increase by 100% the fee each director will receive for attending meetings (and providing a $500 fee for every telephonic meeting directors attend).

- more -

•

Committing to pay Goldman Sachs, its financial advisor, a premium if Midwest remains independent. This approach hardly suggests that Goldman could conduct an unbiased review of AirTran’s proposal or develop any value creation scenario.

•

Failing to tell shareholders, until required to do so by SEC disclosure regulations, that it paid $100,000 for, and based its recommendation to shareholders upon, the advice of an “independent” aviation consulting firm whose chairman has been a Midwest director for over 20 years. That consulting firm was requested to provide its advice to the very same Board committee that is headed by the consulting firm’s own chairman.

•	Refusing to provide AirTran with a list of shareholders with the effect of preventing us from communicating with you directly about our offer.

•

Misleading the Midwest employees and the Milwaukee community by claiming that the AirTran plan will result in job losses and reduced service to Milwaukee when AirTran has described in detail how its plan will increase service and create many more jobs in the Milwaukee region than Midwest now

We believe that you have the right to make your voice heard in the Midwest boardroom and take actions that YOU determine are best for you. You will be able to act in YOUR own interest by voting to elect the three AirTran nominees to the Midwest Board at the Annual Meeting on June 14, 2007.

We believe our three nominees—Jeff Erickson, Charles Kalmbach and John Albertine—will help restore high standards and strong corporate governance at your company. We also believe that the election of our nominees to Midwest’s Board will better ensure that shareholders’ best interests are being served. While this slate of director candidates, if elected, will not constitute a majority of the members of the Board, we believe it is vital that your interests be better represented inside of the Boardroom. It is time for a change.

We ask that you read carefully the attached Proxy Statement and then vote FOR AirTran’s nominees on the BLUE proxy card TODAY—by telephone, by Internet or by signing, dating and returning the enclosed BLUE card in the postage-paid envelope provided.

Thank you for your consideration.

Joe Leonard

Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT!

If your shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card today to AirTran, c/o Innisfree M&A Incorporated, in the postage-paid envelope provided or submit your proxy to us by telephone or via the Internet today (instructions are on your BLUE proxy card).

- more -

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE proxy card with respect to your shares and only after receiving your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the BLUE proxy card as soon as possible.

After signing and returning the enclosed BLUE proxy card, we urge you NOT to return Midwest’s White proxy card because only your latest dated proxy card will be counted.

If you have previously signed and returned a White proxy card to Midwest, you have every right to change your vote. You may revoke any proxy card already sent to Midwest by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

If you have any questions about Air Tran’s Offer, or need help voting your shares at Midwest’s

Annual Meeting of Shareholders, please contact our proxy solicitor:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free: (877) 456-3422 Banks and Brokers Call Collect: (212) 750-5833

Midwest shareholders who have questions about how to tender their shares may call AirTran’s Information Agent, Innisfree M&A Incorporated, toll-free at 877-456-3422. (Banks and Brokers may call collect at 212-750-5833).

AirTran Airways, a Fortune 1000 company and one of America’s largest low-fare airlines with more than 8,600 friendly, professional Crew Members, operates more than 700 daily flights to 56 destinations. The airline’s hub is at Hartsfield-Jackson Atlanta International Airport, where it is the second largest carrier. AirTran Airways’ aircraft features the fuel-efficient Boeing 737-700 and 717-200 to create America’s youngest all-Boeing fleet. The airline is also the first carrier to install XM Satellite Radio on a commercial aircraft and the only airline with Business Class and XM Satellite Radio on every flight. For reservations or more information, visit airtran.com (America Online Keyword: AirTran).

Financial and Legal Information

This document relates, in part, to the offer (the “Offer”) by AirTran Holdings, Inc., (“AirTran”) through its wholly-owned subsidiary, Galena Acquisition Corp. (“Galena”), to exchange each issued and outstanding share of common stock and Series A Junior Participating Preferred Stock and associated rights of Midwest Air Group, Inc., a Wisconsin corporation (“Midwest”), (collectively the “Rights” and together, the “Midwest Shares”), for consideration consisting of a combination of cash and common stock, par value $0.001 per share (“AirTran Common Stock”), of AirTran having an aggregate value of $15.00 per share, comprised of $9.00 in cash and 0.5842 of a share of AirTran common stock.

- more -

The Offer currently is scheduled to expire at 12:00 Midnight, New York City time on June 8, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the Offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. This document does not constitute an offer to purchase or the solicitation of an offer to sell which is being made only pursuant to the Offer to Exchange and related Letter of Transmittal forming part of the registration statement referred to below. The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Prospectus and is incorporated by reference. The Offer is not being made to and nor will tenders be accepted from or on behalf of holders of securities of Midwest Air Group, Inc. in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of such jurisdiction. In those jurisdictions in the United States where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of AirTran and Galena by Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, or by one or more registered broker or dealers under the laws of such jurisdiction.

AirTran also has filed a Registration Statement (No. 333-139917) with the Securities and Exchange Commission on Form S-4 relating to the AirTran common stock to be issued to holders of Midwest shares in the offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the registration statement (the “Prospectus”), and the related Letter of Transmittal, which also are exhibits to the Schedule TO.

AirTran has announced its intent to nominate Messrs. John Albertine, Jeffrey Erickson and Charles Kalmbach for election to the board of directors of Midwest. AirTran has filed and mailed a proxy statement with respect to the proposed transaction and/or nomination of persons for election to the board of directors of Midwest (the “Proxy Statement”). Investors and security holders are urged to read the Registration Statement and the Proxy Statement, as well as any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they contain or will contain important information.

Investors and security holders may obtain a free copy of the Registration Statement, the Schedule TO and the Proxy Statement and amendments and supplements to such respective documents at http://www.sec.gov. The Registration Statement, the Schedule TO and the Proxy Statement and such other documents and amendments and supplements to such respective documents may also be obtained free of charge from AirTran by directing such request to: Richard P. Magurno, Corporate Secretary, AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827, or to the information agent for this offering: Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022.

AirTran and its wholly owned subsidiaries, Galena and AirTran New York, LLC and their respective directors and executive officers and each of Messrs. John Albertine, Jeffrey Erickson And Charles Kalmbach are participants in the solicitation of proxies from the shareholders of Midwest.

Information about the directors and executive officers of AirTran and their ownership of AirTran stock is set forth in the proxy statement for AirTran’s 2007 annual meeting of shareholders. Information about the directors and officers of Galena and the three nominees is set forth in the Proxy Statement mailed to the stockholders of Midwest. Investors may obtain additional information regarding the interests of such participants by reading the Proxy Statement.

# # #